Exhibit 2.s.4

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

Napoleon, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

INDEPENDENT AUDITOR’S REPORT

To the Shareholders

Defiance Integrated Technologies, Inc.

Napoleon, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Defiance Integrated Technologies, Inc., which comprise the consolidated balance sheets as of December 31, 2016, 2015 and 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Integrated Technologies, Inc. as of December 31, 2016, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Fort Wayne, Indiana

March 22, 2017

2.

CONSOLIDATED FINANCIAL STATEMENTS

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2016, 2015 and 2014

	2016	2015	2014
ASSETS
Current assets
Cash in bank	$970	$5,253	$1,659,805
Accounts receivable, trade net of allowance for doubtful accounts: 2016 - $3,000; 2015 - $26,700; 2014 - $12,000	2,740,338	3,094,626	3,628,147
Accounts receivable, other	80,238	70,804	293,827
Income tax receivable	264,356	942,237	—
Inventories	2,579,473	2,083,612	2,799,282
Prepaid expenses	393,143	394,470	302,069

Total current assets	6,058,518	6,591,002	8,683,130

Property, plant and equipment
Land	35,000	300,250	300,250
Leasehold improvements	566,010	566,010	305,482
Machinery and equipment	7,701,758	7,462,956	6,428,385
Office equipment	106,176	137,284	148,809
Construction in process	138,821	222,688	232,096

	8,547,765	8,689,188	7,415,022
Less accumulated depreciation	4,171,726	3,344,663	2,616,385

	4,376,039	5,344,525	4,798,637

Goodwill	2,159,134	2,159,134	2,159,134
Unpatented technology	5,120,000	5,120,000	5,120,000
Customer relationships, net	—	194,780	216,224
Non-compete agreement, net	20,000	20,000	27,500
Debt issuance costs, net	26,440	43,139	—

Total assets	$17,760,131	$19,472,580	$21,004,625

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2016, 2015 and 2014

	2016	2015	2014
LIABILITIES
Current liabilities
Bank overdraft	$581,050	$5,633	$143,713
Accounts payable	852,174	1,027,497	2,109,786
Accrued expenses	900,200	791,365	601,513
Current maturities of long-term debt	320,000	508,959	633,333

Total current liabilities	2,653,424	2,333,454	3,488,345

Revolving credit facility	488,122	942,436	—
Fair value of derivative liability	—	833,168	1,534,717
Long-term debt, less current maturities	5,824,623	6,888,917	6,898,777
Deferred tax liability	1,831,000	2,092,000	1,956,855

Total liabilities	10,797,169	13,089,975	13,878,694

SHAREHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized, issued and outstanding with $.01 par value, $389,029, $366,478 and $345,290 liquidation preference at December 31, 2016, 2015 and 2014, respectively)	48	48	48
Common stock (55,500, 50,000, and 50,000 shares authorized with $.01 par value, issued and outstanding 37,050 shares at December 31, 2016 and 19,391 shares at December 31, 2015 and 2014)	371	194	194
Additional paid in capital	1,265,717	686,099	665,517
Retained earnings	5,696,826	5,696,264	6,460,172

Total shareholders’ equity	6,962,962	6,382,605	7,125,931

Total liabilities and shareholders’ equity	$17,760,131	$19,472,580	$21,004,625

See accompanying notes to the consolidated financial statements.

3.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Net sales	$22,681,730	$26,661,374	$30,444,424
Cost of sales	19,247,388	22,453,973	23,634,935

Gross profit	3,434,342	4,207,401	6,809,489

Selling, general and administrative expenses	2,412,000	2,372,937	2,759,288
Relocation expenses	—	2,263,749	—
Impairment of long lived asset	265,250	—	—
Impairment of intangible asset	173,336	—	—
Share based compensation	28,525	20,582	18,000

Income (loss) before other expenses	555,231	(449,867)	4,032,201

Other (income) expenses
Change in fair value of derivative liability	—	48,451	142,969
Other (income) expense	(10,399)	(30,725)	521,743
Interest expense	768,060	778,800	756,857

Total other expense	757,661	796,526	1,421,569

Income (loss) before (benefit from) provision for income taxes	(202,430)	(1,246,393)	2,610,632
(Benefit from) Provision for income taxes	(202,992)	(482,485)	879,413

Net income (loss)	$562	$(763,908)	$1,731,219

See accompanying notes to the consolidated financial statements.

4.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2016, 2015 and 2014

	Preferred Stock		Common Stock
	Number of		Number of		Additional Paid	Retained
	Shares	Amount	Shares	Amount	in Capital	Earnings	Total
Balance at January 1, 2014	4,750	$48	19,391	$194	$647,517	$4,728,953	$5,376,712
Stock option compensation	—	—	—	—	18,000	—	18,000
Net income for the year ended December 31, 2014	—	—	—	—	—	1,731,219	1,731,219

Balance at December 31, 2014	4,750	$48	19,391	$194	$665,517	$6,460,172	$7,125,931
Stock option compensation	—	—	—	—	20,582	—	20,582
Net loss for the year ended December 31, 2015	—	—	—	—	—	(763,908)	(763,908)

Balance at December 31, 2015	4,750	$48	19,391	$194	$686,099	$5,696,264	$6,382,605
Repurchase of shares			(262)	(3)	(31,896)		(31,899)
Issuance of shares			17,921	180	582,989		583,169
Stock option compensation	—	—	—	—	28,525	—	28,525
Net income for the year ended December 31, 2016	—	—	—	—	—	562	562

Balance at December 31, 2016	4,750	$48	37,050	$371	$1,265,717	$5,696,826	$6,962,962

See accompanying notes to the consolidated financial statements.

5.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Cash flows from operating activities
Net income (loss)	$562	$(763,908)	$1,731,219
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities
Depreciation and amortization	865,206	862,683	703,883
Loss on asset disposal	—	36,798	10,065
Impairment of long lived asset	265,250	—	—
Impairment of intangible asset	173,336	—	—
Share based compensation	28,525	20,582	18,000
Change in fair value of derivative liability	—	48,451	142,969
Deferred taxes	(261,000)	135,145	471,729
Changes in current assets and liabilities Inventories	(495,861)	715,670	(636,900)
Accounts receivable	344,854	756,544	(813,290)
Income tax receivable	677,881	(942,237)	—
Prepaid expenses	1,327	(92,401)	(245,468)
Accounts payable and accrued expenses	(66,488)	(892,437)	668,196

Net cash provided by (used for) operating activities	1,533,592	(115,110)	2,050,403

Cash flows from investing activities
Capital expenditures	(123,827)	(1,218,464)	(484,591)
Proceeds from asset disposal	—	500	6,137

Net cash used for investing activities	(123,827)	(1,217,964)	(478,454)
Cash flows from financing activities
Checks written in excess of bank balance	575,417	(138,080)	128,996
Debt issuance costs	—	(50,097)	—
Payments on revolving credit facility	(7,369,088)	(11,294,623)	(603,805)
Borrowings on revolving credit facility	6,914,774	12,237,059	603,805
Payments on long-term debt	(1,013,253)	(1,110,737)	(208,532)
Borrowings on term notes payable	—	865,000	—
Payments on derivative liability	(833,168)	(750,000)	—
Payments on subordinated debt	(240,000)	(80,000)	(320,000)
Repurchase of common stock	(31,899)	—	—
Issuance of common stock	583,169	—	—

Net cash used for financing activities	(1,414,048)	(321,478)	(399,536)

Net change in cash	(4,283)	(1,654,552)	1,172,413

Cash, beginning of period	5,253	1,659,805	487,392

Cash, end of period	$970	$5,253	$1,659,805

Supplemental disclosures of cash flow information: Cash paid for interest	$757,307	$766,932	$758,194
Cash (received) paid for income taxes	$(619,873)	$(13,984)	$1,049,308
Supplemental disclosure of noncash investing and financing activity
Capital expenditures paid by borrowings on long-term debt	$—	$191,503	$626,019

See accompanying notes to the consolidated financial statements.

6.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Defiance Integrated Technologies, Inc. (the “Company”) and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

General: The Defiance Stamping Company manufactures stamped metal products at its Napoleon, Ohio facility primarily for customers in the heavy truck and automotive industry. Pro Shear Corporation manufactures and assembles components used in cars and trucks at its Fort Wayne, Indiana facility.

Revenue Recognition: Revenue is recognized upon shipment of product.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory, a derivative liability and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or market.

Property, Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Leasehold improvements are amortized over the lesser of the improvement’s estimated economic useful life or the remaining term of the lease to which the improvement is subject. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2016, 2015 and 2014 was $827,063, $826,781 and $672,440, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. The Company owns land in Defiance, Ohio that was previously acquired for potential expansion of its then existing facility. In 2016, subsequent to the relocation of the facility to Napoleon, Ohio, the Company determined that it would not use this land for future operations. The Company had the land appraised and recorded an impairment loss of $265,250 to adjust this asset to its fair value. The land was appraised using the sales comparison method. There were no such impairments in 2015 and 2014.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company first utilizes a qualitative assessment in determining if goodwill is potentially impaired. If based on the qualitative analysis there is potential impairment, the Company then performs a quantitative assessment. The Company considers qualitative factors such as macroeconomic conditions, industry conditions, financial performance and other entity specific conditions to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying amount. The Company reviewed the carrying value of goodwill during fiscal 2016, 2015 and 2014 and determined no impairment exists.

(Continued)

7.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. The unpatented technology production process has an indefinite life and is evaluated each year for impairment. Intangible assets having a finite life were amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). The Company reviewed the carrying value of other intangible assets during fiscal 2016 and determined that the value of the customer relationship intangible was impaired due to the loss of sales from the customers to which this relates. An impairment loss of $173,336 was recorded in 2016. There were no such impairments recorded in 2015 and 2014.

Debt Issue Costs: Fees paid to creditors and third-party costs directly associated with debt agreements are capitalized as debt issue costs and amortized over the term of the related debt using the straight-line method as through interest expense on the statement of income and is reported as an operating cash flow through amortization on the statement of cash flows. The costs are materially related to the revolving line of credit and therefore have been classified as an asset.

Fair Value of Financial Instruments: Cash, accounts receivable, accounts payable, and short-term accrued expenses are reflected in the financial statements at historical value, which approximates fair value, because of the short-term duration of these instruments. The carrying value of long-term debt approximates fair value due to interest rates which are currently available to the Company for debt with similar terms and maturities.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of items:

Derivative: The Company’s derivative was related to a contingent interest feature on their subordinated debt and was reported at fair value. The Company obtained fair value by obtaining the balance that is due to the holder of the instrument which was based on an initial amount owed with compounding interest on a monthly basis. The Company then prepared assumptions for an appropriate interest rate and an expected probability of a change in control to estimate the fair value of the instrument. The Company determined these to be Level 2 inputs. The Company determined the fair value of the derivative to be recorded as a liability was $833,168 and $1,534,717 at December 31, 2015 and 2014, respectively. The Company paid off the derivative liability in May 2016.

(Continued)

8.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company follows guidance issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2013. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2016, 2015 and 2014.

Capital Structure: The Company’s equity structure consists of 55,500, as of December 31, 2016, and 50,000, as of December 31, 2015 and 2014, duly authorized shares of common stock, $.01 par value per share, with 37,050 issued and outstanding at December 31, 2016 and 19,391 issued and outstanding at December 31, 2015 and 2014. The Company issued 17,921 shares of common stock at fair value during the year ended December 31, 2016 to primarily the majority shareholder. The Company also has 4,750 duly authorized and issued shares of Preferred A Stock, $.01 par value per share at December 31, 2016, 2015, and 2014. The Preferred A Stock is convertible into common stock based on certain conditional provisions set forth in the amended articles of incorporation of the Company.

The holders of shares of Preferred A Stock shall be entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends are cumulative at a rate of 6% per annum, compounded quarterly. The liquidation preference at December 31, 2016, 2015 and 2014 was $389,029, $366,478, and $345,290, respectively (includes $139,029, $116,478, and $95,290, respectively, of dividends in arrears).

In the event of any liquidation or dissolution of the Company, the holders of Preferred A Stock will receive amounts in accordance with the provisions set forth in the amended articles of incorporation of the Company, before any distributions are made to holders of any other then-outstanding series of common stock. Any remaining net assets will be distributed to holders of common stock.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. Stock based compensation expense for 2016, 2015 and 2014 approximated $28,525, $20,582, and $18,000, respectively, and is recorded in share based compensation on the consolidated income statement and recorded as additional paid-in capital on the consolidated balance sheets.

(Continued)

9.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Relocation Costs: The Company relocated its Defiance Stamping facility from Defiance, Ohio to Napoleon, Ohio during 2015. Relocation costs, which consist of moving costs, remaining lease payments, and other costs associated with replaced facilities and other related expenses, are expensed as incurred.

Insurance Proceeds: The Company nets insurance proceeds with the expenses incurred. During 2016, expenses totaling $449,025 were incurred related to a significant press failure. Insurance proceeds received for this failure were $312,895, resulting in $136,130 of net expense being recorded.

Reclassification: Certain prior year amounts have been reclassified for consistency with the current period presentation in the Balance Sheet. These reclassifications had no effect on the reported net income or shareholders’ equity for any period presented.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2016 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2016. Management has performed their analysis through March 22, 2017, the date the financial statements were available to be issued.

NOTE 2 – INVENTORIES

Inventories consisted of the following at December 31, 2016, 2015 and 2014:

	2016	2015	2014
Raw materials	$1,069,170	$735,003	$1,079,423
Work in process	1,080,218	916,487	1,029,294
Finished goods	430,085	432,122	690,565

	$2,579,473	$2,083,612	$2,799,282

NOTE 3 – GOODWILL AND INTANGIBLE ASSETS

	2016		2015		2014
	Gross Carrying	Accumulated	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Un-amortized intangibles
Unpatented technology	$5,120,000	N/A	$5,120,000	N/A	$5,120,000	N/A

Amortized intangibles
Non-compete agreement	40,000	(20,000)	40,000	(20,000)	40,000	(12,500)
Customer relationships	—	—	321,656	(126,876)	321,656	(105,432)

	$5,160,000	$(20,000)	$5,481,656	$(146,876)	$5,481,656	$(117,932)

Debt issuance costs	$50,097	$(23,657)	$50,097	$(6,958)	$—	$—

Goodwill	$2,159,134	N/A	$2,159,134	N/A	$2,159,134	N/A

(Continued)

10.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 3 – GOODWILL AND INTANGIBLE ASSETS (Continued)

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement.

The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. This business has declined significantly and in 2016 management determined the fair value to be $0. An impairment loss of $173,336 was recorded to write down the customer relationship intangible asset to the fair value. The non-compete asset includes agreements with 2 key employees acquired as part of the purchase of JBM Tool & Die. Each agreement is amortized using the straight-line method over the 2 year benefit period when triggered by the respective employees no longer being employed by the Company. One of the employees departed the company in 2013, therefore amortization expense for the non-compete agreement was $7,500 and $10,000 in 2015 and 2014, respectively.

Debt issuance costs are amortized over the remaining life of the related revolving line of credit. The remaining useful is approximately 19 months. Estimated amortization expense for debt issuance costs will approximate $16,700 in 2017 and $9,700 in 2018.

NOTE 4 – BANK LINE OF CREDIT

During 2014 and 2015, the Company had a credit and financing agreement that provided for a revolving line of credit of up to $3,000,000 and term notes (Note 5). The revolving line of credit was subject to a borrowing base calculation and bore interest at the 30 day LIBOR rate plus 2.50% (effective rate 2.66% at December 31, 2014) and was due in June 2015. The Company had no outstanding borrowings on the line of credit at December 31, 2014. The Company replaced this credit agreement with a new credit agreement with a different commercial lender in August 2015. The new facility included a revolving line of credit with a borrowing capacity of $4,000,000 and long-term debt (See Note 5). The line of credit is due in August 2018. The new revolving credit agreement bears interest at the one month LIBOR plus 3.00% or prime (effective rate of 3.75% and 3.50% at December 31, 2016 and 2015, respectively). The agreement is collateralized by all the assets of the Company. The Company had outstanding borrowings of $488,122 and $942,436 and borrowing availability of $2,427,734 and $2,025,960 at December 31, 2016 and 2015, respectively. In accordance with the terms of the credit agreement, the Company must comply with certain financial covenants. The Company was in compliance with its covenants at December 31, 2016, 2015 and 2014.

(Continued)

11.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 5 — LONG-TERM DEBT

Long-term debt at December 31, 2016, 2015 and 2014 consists of the following:

	2016	2015	2014

Note payable to the Company’s majority equity holder, due in quarterly principal installments of $80,000 commencing on October 1, 2010. Interest is computed at the higher of one-month LIBOR plus 8% or at 11% (11% efffective rate at December 31, 2016, 2015 and 2014). All remaining outstanding principal under this note is due on February 19, 2019. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is sub-ordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.

	$6,144,623	$6,384,623	$6,464,623
Note payable, due in monthly principal installments of $16,667 commencing on April 15, 2012. Interest was computed at 30 day LIBOR rate plus 2.50% for an effective rate of 2.66% at December 31, 2014. The total note was in the amount of $1,000,000. The note payable was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	—	450,000
Note payable, due in monthly installments of $2,071 commencing on August 1, 2014. Interest was computed at a rate of 3.89%. The total note was in the amount of $112,500. The note was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	—	103,968
Note payable, due in monthly installments of $7,544 commencing on January 1, 2015. Interest was computed at a rate of 3.75%. The total note was in the amount of $409,570. The note was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	—	409,570
Note payable, due in monthly installments of $1,914 commencing on March 1, 2015. Interest was computed at a rate of Prime minus 0.25% for an effective rate of 4.12% at December 31, 2014. The total note was in the amount of $103,949. The note payable was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	—	103,949
Note payable, due in monthly principal installments of $14,417 commencing on October 1, 2015. Interest was computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015. The total note was in the amount of $865,000. The note payable was secured by all assets of the Company This loan was paid off in September 2016.	—	821,750	—

(Continued)

12.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 5 - LONG-TERM DEBT (Continued)

Note payable, due in monthly principal installments of $3,192 commencing on September 1, 2016. Interest was computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015. The Company was able to borrow up to $1,500,000, how ever, the total amount drawn as of December 31, 2015 was $191,503. This loan was paid off in August 2016.	—	191,503	—

	6,144,623	7,397,876	7,532,110
Less, current maturities	(320,000)	(508,959)	(633,333)

	$5,824,623	$6,888,917	$6,898,777

The aggregate maturities of long-term debt as of December 31, 2016 are:

2017	$320,000
2018	320,000
2019	5,504,623

$6,144,623

NOTE 6 – DERIVATIVE LIABILITY

The Company had a contingent interest feature in its note payable to the Company’s majority equity holder. The feature required the Company to pay contingent interest to the lender at the time of a change in control as defined in the debt agreement. The feature accrued at a rate of 3% of the outstanding debt balance subject to a floor of 50% of the initial principal borrowings of $6,325,000. The fee began accruing at the inception date of the underlying debt agreement until the time at which a change in control is triggered or the contingent interest was paid in full. The contingent interest still accrued in the event the underlying debt agreement was extinguished. Based on the Company’s evaluation of ASC 815, Derivatives and Hedging, the Company determined that this feature was embedded and therefore evaluated it under ASC 815 and determined it is not clearly and closely related to the host instrument, the instrument is not accounted for at fair value through earnings, a separate instrument with the same features would meet the definition of a derivative if it was freestanding, and it does not qualify for an exception from derivative accounting. Therefore, it was determined the feature would be bifurcated and accounted for separately as a derivative. The fair value of the contingent interest feature was to be remeasured at each balance sheet date. The Company determined the fair value of the derivative to be recorded as a liability was $833,168 and $1,534,717 at December 31, 2015 and 2014, respectively.

From time to time, the Company was able to make prepayments of the contingent interest. The Company made payments totaling $833,168 to pay off the balance of the liability in 2016. Interest stopped accruing at the time the instrument was paid in full. The Company previously made prepayments of $750,000 and $0 during 2015 and 2014, respectively.

(Continued)

13.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 7 – SIGNIFICANT CUSTOMERS

For the years ended December 31, 2016, 2015 and 2014 three customers exceeded 10% of sales and accounts receivable, respectively.

	2016	% of total	2015	% of total	2014	% of total
Sales	$9,736,981	42.93%	$11,515,279	43.19%	$10,902,582	35.81%
Accounts receivable	$1,393,970	50.87%	$1,664,284	53.78%	$1,613,173	44.46%

NOTE 8—INCOME TAXES

Income tax provision (benefit) consists of the following:

	2016	2015	2014
Federal
Current	$(6,242)	$(557,843)	$358,196
Deferred	(159,323)	135,145	471,729
State
Current	64,250	(59,787)	49,488
Deferred	(101,677)	—	—

Provision for income taxes	$(202,992)	$(482,485)	$879,413

The difference between the effective tax rate and the federal statutory tax rate of 34% is primarily due to prior year true up of deferred tax liability and state and local income taxes for 2016, 2015, and 2014.

	2016	2015	2014
Non current deferred tax assets	$1,008,525	$833,808	$756,414
Non current deferred tax liabilities	(2,839,525)	(2,925,808)	(2,713,269)

Net deferred balance	$(1,831,000)	$(2,092,000)	$(1,956,855)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization, debt restructuring, and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes, the derivative liability and various inventory and accounts receivable reserves.

(Continued)

14.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 9—STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permitted the grant of 5,900 various stock awards to purchase shares of common stock of the Company to approved key employees as of December 31, 2015 and 2014. During 2016, the Company authorized an addition 5,500 stock awards.

During 2015, the Company and the holders of these 524 options agreed to exchange the existing options to purchase shares of the Company’s common stock with 524 new options. The new options are for the same number of shares but at a lower exercise price. The termination date is ten years from the date of the modification. Due to the modification the Company had an additional stock option modification expense of $2,350. All additional expense is recorded as share based compensation.

During 2015, a total of 1,575 new options were granted to four employees or directors. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

During 2016, a total of 4,581 additional options were granted to eight employees or directors. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 9 years. The calculation fair value is then recorded net of expected forfeitures.

	2016	2015	2014
Assumptions used for issuance of stock options
Expected volatility	43%	35%	n/a
Expected dividends	0%	0%	n/a
Expected term	10 years	10 years	n/a
Risk-free rate	1.97%	2.55%	n/a

A summary of option activity under the Plan as of December 31, 2016, 2015 and 2014:

	2016		2015		2014
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	2,099	$32.54	524	$195.78	524	$195.78
Granted	4,581	32.54	2,099	32.54	—	—
Excerised	—	—	—	—	—	—
Forfeited or expired	—	—	(524)	(195.78)	—	—

Outstanding, end of year	6,680	$32.54	2,099	$32.54	524	$195.78

Exercisable, end of year	1,400	$32.54	700	$32.54	174	$195.78

(Continued)

15.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

NOTE 9—STOCK OPTIONS (Continued)

A summary of the status of the Company’s options as of December 31, 2016, 2015 and 2014, and changes during the years ended are presented below:

	2016		2015		2014
Options	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Nonvested, beginning of year	1,399	$15.88	350	$104.06	524	$104.06
Granted	4,581	17.97	2,099	15.88	—	—
Vested	(700)	(15.88)	(700)	(15.88)	(174)	(104.06)
Forfeited	—	—	(350)	(104.06)	—	—

Nonvested, end of year	5,280	$17.69	1,399	$15.88	350	$104.06

As of December 31, 2016, 2015 and 2014, there was approximately $82,042, $36,500, and $28,500, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next 2.5 years. In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately $28,525, $20,582, and $18,000 of stock based compensation as of December 31, 2016, 2015 and 2014, respectively, related to options that the employees have earned.

NOTE 10 – LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the years ending December 31, 2016, 2015 and 2014 approximated $888,000, $1,095,000, and $580,000, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2016 over future fiscal years are approximately:

2017	$833,600
2018	609,600
2019	505,800
2020	467,200
2021	465,700
Thereafter	1,356,300

$4,238,200

NOTE 11—EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2016, 2015 and 2014, the Company did not make a bonus contribution.

For the years ended December 31, 2016, 2015 and 2014, total contribution for the plans approximated $121,700, $141,600, and $139,500.

16.